UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[   ] Check  this box if no  longer  subject  to  Section  16.  Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Garcia II, Ernest C.
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   01/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                              (1)         P (1)    1,500,000 (1) A  $4.17 (1)    4,500,000      D
Common Stock                                                                                     1,500,000 (1)  I  (2)
Common Stock                                                                                     503,500        I  (3)
Common Stock                                                                                     18,800         I  (4)

Table II (PART 1) Derivative  Securities Acquired,  Disposed of, or Beneficially Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------


Table II (PART 2) Derivative  Securities Acquired,  Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) Mr. Garcia and Cygnet Capital Corporation , an Arizona corporation wholly owned by Mr. Garcia and his wife, entered into agreements on January 9, 2001 with Harris Associates, LP to acquire a total of 1,500,000 shares of Common Stock of Ugly Duckling Corporation (the "Shares"). The purchase price for the Shares is $6,262,045.50, or a per share purchase price of $4.174697. Under the agreements, Mr. Garcia is committed to purchase the Shares by March 5, 2001 and subject to the satisfaction of certain conditions prior to the acquisition of the Shares, including the filing of all necessary documents with the SEC. This filing is being made at this time as a precautionary matter only in case the acquistion for Section 16 purposes is deemed to have occured when the agreements were entered into. This transaction has not yet occured and Mr. Garcia disclaims ownership of the Shares at this time. If the actual share purchase does not occur, Mr. Garcia will amend this filing to disclose the termination of the agreements.

(2) When acquired the new shares will be held by Cygnet Capital Corporation, which is wholly owned by Mr. Garcia

(3) By Verde Investments, Inc., a corporation wholly-owned by Mr. Garcia.

(4) By Verde Reinsurance Corporation, which is wholly owned by Mr. Garcia.



SIGNATURE OF REPORTING PERSON

/S/ By: JON D. EHLINGER
-----------------------------

    For: Ernest C. Garcia, II

DATE 02/07/01